MANAGEMENT INFORMATION CIRCULAR

(Containing information as at July 24, 2025 unless indicated otherwise)

This Management Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of BTQ Technologies Corp. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held at the offices of Farris LLP, 25th floor, 700 West Georgia Street, British Columbia, V7Y 1B3 on August 26, 2025 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Circular, references to "the Company", "we" and "our" refer to BTQ Technologies Corp., "common shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold common shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of common shares held as of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a Proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the common shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your common shares will be voted accordingly. The Proxy confers discretionary authority on persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, or where both choices have been specified, in favour or all matters described herein, the persons named in the Proxy will vote the common shares represented by the Proxy for the approval of such matter.

Notice and Access

The Company is not sending this Circular to registered or beneficial shareholders using "notice-and-access" as defined under National Instrument 54-101 ("NI 54-101").

Registered Shareholders

If you are a Registered Shareholder and wish to have your common shares voted at the Meeting, you will be required to submit your vote by proxy. Registered Shareholders electing to submit a proxy may do so by completing, dating and signing the Proxy and returning it to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), in accordance with the instructions on the Proxy. Alternatively, Registered Shareholders may vote their common shares via the internet or by telephone as per the instructions provided on the Proxy.

In all cases you should ensure that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Registered Shareholders electing to submit a Proxy may do so by:

(a) Internet. Vote online at www.investorvote.com using the Proxy control number found in the enclosed Proxy.

(b) Telephone. Using a touch-tone phone to transmit voting choices to the toll-free number given in the Proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder's account number and the Proxy Control Number.

(c) Mail. Completing, dating and signing the enclosed Proxy and returning it to Computershare, by fax within North

America at 1-866-249-7775, or by mail or hand delivery at 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6.

In all cases ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Should you wish to contact Computershare, please refer to the following:

General Shareholder Inquiries:

By phone:	1-800-564-6253
By fax:	1-866-249-7775
By email:	service@computershare.com
By regular mail:	Computershare Investor Services Inc.
320 Bay Street, 14th Floor
Toronto, ON M5H 4A6

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold common shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of common shares).

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder's name on the records of the Company. Such common shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such common shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

There are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called "OBOs" for "Objecting Beneficial Owners") and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" for "Non-Objecting Beneficial Owners").

Pursuant to National Instrument 54-101 of the Canadian Securities Administrators, the Company is sending proxy-related materials directly to NOBOs, which materials will include a scannable Voting Instruction Form (a "VIF"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and Internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the common shares represented by the VIFs they receive.

Management of the Company does not intend to pay for intermediaries to forward to OBOs under National Instrument 54- 101 the proxy-related materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary, and, in the case of an OBO, the OBO will not receive the materials unless the OBO's intermediary assumes the cost of delivery.

Every intermediary that mails proxy-related materials to Beneficial Shareholders has its own mailing procedures and provides its own return instructions to clients. Beneficial Shareholders should follow the instructions of their intermediary carefully to ensure that their common shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge mails a voting instruction form (the "Broadridge VIF") which will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. The Broadridge VIF will appoint the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Company), other than the persons designated in the Broadridge VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the Broadridge VIF. The completed Broadridge VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. If you receive a Broadridge VIF, you cannot use it to vote common shares directly at the Meeting - the Broadridge VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the common shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purpose of voting common shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your common shares in that capacity. If you wish to attend the Meeting and indirectly vote your common shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal Proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your common shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it by:

(a) executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Computershare at any time up to 10:00 a.m. (Vancouver time) on August 22, 2025 or, if the Meeting is adjourned, 10:00 a.m. (Vancouver time) on the second business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b) personally attending the Meeting and voting the Registered Shareholder's common shares.

A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed July 18, 2025 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their common shares voted at the Meeting.

As at the Record Date, there were 138,334,680 common shares issued and outstanding, each carrying the right to one vote.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders will have one vote, and on a poll every shareholder present in person or represented by a Proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in that shareholder's name on the list of shareholders as at the Record Date, which is available for inspection during normal business hours at Computershare and will be available at the Meeting.

To the knowledge of the directors and executive officers of the Company, the only person that beneficially owns, directly or indirectly, or exercised control or direction over, common shares carrying 10% or more of the voting rights attached to all outstanding common shares of the Company as at the Record Date as follows:

Name of Shareholder	Number of Shares Held	Percentage
Olivier Roussy Newton	42,567,500 Shares	30.77%

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

SETTING NUMBER OF DIRECTORS

The persons named in the enclosed Proxy intend to vote in favour of fixing the number of directors at five (5). The Board proposes that the number of directors be fixed at five (5). Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at five (5).

ELECTION OF DIRECTORS

The term of office of each of the current directors expires at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as a director (a "proposed director"), the province and country in which he is ordinarily resident, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the Record Date.

Name of Nominee, Province and Country of Ordinary Residence and Positions Held with the Company	Principal Occupation, Business or Employment(1)	Director of the Company Since	Common Shares Beneficially Owned or Controlled, or Directed, Directly or Indirectly(1)
Olivier Roussy Newton Zug, Switzerland Director and CEO	Entrepreneur; President of EV Technology Group; Founder of Latent Capital; Co-Founder of DEFI Technologies Inc.; former director of Hive Blockchain Technologies Ltd.	February 17, 2023	42,567,500

Name of Nominee, Province and Country of Ordinary Residence and Positions Held with the Company	Principal Occupation, Business or Employment(1)	Director of the Company Since	Common Shares Beneficially Owned or Controlled, or Directed, Directly or Indirectly(1)
Christopher Tam British Columbia, Canada Head of Product	Co-Founder & CEO of Zero Computing, Head of Product at BTQ, formerly Head of Partnerships at BTQ, formerly Product Manager at BTQ, formerly Data Engineer (Internship) at EQ Works, formerly Research and Teaching Assistant at Western University, formerly Machine Learning Researcher at AvocadoCore	N/A	300,000
Manfred Knof(2) (3) (4) Cologne, Germany	CEO of Leon Invest AG, formerly CEO of Commerzbank AG, formerly head of Private Bank Germany at Deutsche Bank AG	N/A	135,700
Philippe Lucet(2) (3) (4) Switzerland	General Counsel of Valour, formerly General Counsel of SITA, formerly VP and General Counsel for R&D and Intellectual Property at Nestlé's global headquarters	N/A	Nil
Mansour Al Suwaidi(2) (3) (4) Mexico	Formerly COO of Bin Jadr group	N/A	800,000

Notes:

(1) The information as to principal occupation, business or employment and common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2) Denotes a proposed member of the audit committee of the Company.

(3) Denotes a proposed member of the compensation committee of the Company.

(4) Denotes a proposed member of the nomination and governance committee of the Company.

None of the proposed directors of the Company is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and officers of the Company acting solely in such capacity. Each of the directors attended all Board meetings since the beginning of the Company's most recently completed financial year.

Biographical information for each of the nominated directors are set out below:

Olivier Roussy Newton

Mr. Roussy Newton is the Chief Executive Officer of the Company. He is a technology entrepreneur who has made significant contributions to the fields of FinTech, Quantum Computing and Capital Markets. Mr. Roussy Newton founded and served as president of HIVE Blockchain Technologies, which made history by becoming the first crypto mining company to go public in 2017 and has also been involved in a number of other highly successful ventures. Mr. Roussy Newton also serves as the Chief Executive Officer and Director of Defi Technologies Inc.

Christopher Tam

Mr. Tam is a software engineer and co-founder of Zero Computing, where he leads the development of specialized cloud infrastructure for computational niches. With deep expertise spanning artificial intelligence, quantum computing, and cloud technologies, Mr. Tam operates at the intersection of emerging technologies and business strategy. Prior to founding Zero Computing in 2024, he served as Head of Partnerships at BTQ, a quantum computing company focused on post-quantum cryptography solutions for blockchain applications, where he drove strategic alliances and product innovation. Mr. Tam holds a Master of Engineering Science in Software Engineering (M.E.Sc.) with an AI specialization from Western University (GPA 3.9), where he was awarded the Western Graduate Research Scholarship, and a Bachelor of Science (B.Sc.) in Computer Science.

Manfred Knof

Mr. Knof is the CEO of Leon Invest and the former Chairman of the Board of Managing Directors (CEO) of Commerzbank AG, where he led a comprehensive transformation that returned the bank to profitability and strengthened its position among Europe's leading financial institutions. His previous roles include CEO of Allianz Deutschland AG and senior leadership positions at Deutsche Bank and Dresdner Bank. Mr. Knof holds a doctorate in law from the University of Cologne and an MBA from NYU Stern School of Business. During his tenure at Commerzbank, Mr. Knof was responsible for Strategy, Transformation & Sustainability, Audit and Research. He is recognized for his focus on sustainable growth, efficient structures, and value creation for clients, shareholders, and society. His proven track record to drive institutional transformation and resilience will be instrumental in Valour's next phase of growth.

Philippe Lucet

Mr. Lucet is the General Counsel of Valour, a leading issuer of Exchange Traded Products (ETPs). Before joining Valour, Mr. Lucet served as Group General Counsel at SITA, a global IT company headquartered in Geneva, where he oversaw all legal, regulatory, and compliance matters for the group. Previously, he was Vice President and General Counsel for R&D and Intellectual Property at Nestlé's global headquarters, leading a team responsible for patents, trademarks, digital, legal R&D, and health science, worldwide. Prior to Nestlé, Mr. Lucet was Lead Counsel at Richemont, the Swiss-based global luxury group, and an attorney-at-law at Salans/Dentons, specializing in corporate law, investments, innovation, and intellectual property. Mr. Lucet holds a master's degree in Economics and Finance from Sciences Po Paris, a Master's in International Affairs (Finance and Banking) from Columbia University, and a Master of Laws from Stanford University.

Mansour Al Suwaidi

Mansour Al Suwaidi serves as the COO at the family run Bin Jabr group and reports directly to the chairman and manages the day-to-day operations. He has presided over some of the UAE's most iconic construction projects and has quickly become one of the region's most influential young businessmen. An engineer by training, he currently oversees approximately $4 billion in assets. Mansour is a professional rally driver and is also active in many special causes and philanthropic activities. Mansour was granted the Sheikh Rashid humanitarian award for his support of special care centers in the UAE. In 2017 he was voted the 37th most influential personality in the emirate by Arabian Business Dubai 100 and 2019's worlds most powerful Arabs.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

The Company applied for a management cease trade order (an "MCTO") under National Policy 12-203 Management Cease Trade Orders ("NP 12-203") on March 18, 2024, due to the delayed filing of its consolidated financial statements for the year ended December 31, 2023. The MCTO was lifted after the filing of the Company's annual consolidated financial statements on June 4, 2024. Each of the proposed directors was a director of the Company at the time of the MCTO.

With the exception of the MCTO, as at the date of this Circular, and within the last 10 years before the date of this Circular, no proposed director (or any of their personal holding companies) of the Company was a director, CEO or CFO of any company (including the Company) that:

(a) was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days while that person was acting in the capacity as director, CEO or CFO; or

(b) was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation in each case for a period of 30 consecutive days, that was issued after the person ceased to be a director, CEO or CFO in the company and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO; or

(c) is as at the date of this Circular or has been within 10 years before the date of this Circular, a director or executive officer of any company, including the Company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d) has within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager as trustee appointed to hold the assets of that individual.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(1) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(2) any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

The Audit Committee of the Board is responsible for monitoring the Company's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company's external auditors. The committee is also responsible for reviewing the Company's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board.

The Company has filed an Annual Information Form (the "AIF") for the fiscal year ended December 31, 2024, on SEDAR+ at www.sedarplus.ca, which contains, among other things, all of the financial disclosure (including copies of the Financial Statements and Management's Discussion and Analysis) required under NI 52-110. In particular, the information that is required to be disclosed in Form 52-110F1 of NI 52-110 may be found under the heading "Audit Committee Disclosure" in the AIF.

The members of the Audit Committee are Michael Resendes, Kevin Mulhern, and Johan Wattenstrom. All members are not executive officers of the Company and, therefore, are independent members of the Audit Committee. All members are considered to be financially literate. A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's Board, reasonably interfere with the exercise of a member's independent judgment. A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the Board of a company whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the Board from executive management and the adoption of policies to ensure the Board recognizes the principles of good management. The Board is committed to sound corporate governance practices as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58- 201 provides guidance on corporate governance practices. This section sets out the Company's approach to corporate governance and addresses the Company's compliance with NI 58-101.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment.

The Company's Board facilitates its exercise of independent judgement in carrying out its responsibilities by carefully examining issues and consulting with outside counsel and other advisors in appropriate circumstances. The Company's Board requires management to provide complete and accurate information with respect to the Company's activities and to provide relevant information concerning the industry in which the Company operates in order to identify and manage risks. The Company's Board is responsible for monitoring the Company's officers, who in turn are responsible for the maintenance of internal controls and management information systems. The independent directors may meet separately from the non- independent directors, as determined necessary from time to time, in order to facilitate open and candid discussion among the independent directors.

The current independent members of the Board are Michael Resendes, Johan Wattenstrom, and Kevin Mulhern. The non- independent members of the Board are Olivier Roussy Newton, CEO of the Company, and Nicolas Roussy Newton, COO of the Company. The Chairman of the Board is Olivier Roussy Newton. Leadership for the Company's independent directors is provided by establishing committees which are comprised solely of independent members.

Mandate

The Board of Directors is responsible for the stewardship and the general supervision of the management of the business of the Company and is to act in the best interests of the Company and its stakeholders. The Board will discharge its responsibilities directly and through its committees. In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties. A copy of the written mandate of the Board is attached as Schedule "C".

Position Description

The Chairman of the Board is responsible for presiding at meetings of the Board and for annually proposing the leadership and membership of the Company's committees.

The Chairman of the Audit Committee is responsible for presiding at meetings of the Audit Committee and for investigating any complaints made against the Company through the whistleblower policy. Any responsibility which is not delegated to senior management or a Board committee remains with the full Board.

The CEO is responsible for the management of the resources and operations of a Company, making major corporate decisions, and acting as the main point of contact between the Board, employees, and the public. The CEO is also responsible for leading and developing key management personnel. There is no explicit written position description for the CEO at the point of this filings.

The COO oversees operations in the company's various offices in Canada, Taiwan, and Australia. The COO is also responsible for establishing general research direction and sourcing partnerships with potential customers and other research companies.

Directorships

In addition to his role at BTQ, Olivier Roussy Newton is serving as the executive chairman of Defi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that converges traditional capital markets with the world of decentralized finance.

Orientation and Continuing Education

Generally, the nomination and governance committee of the Company (the "Nomination and Governance Committee") is responsible for ensuring that new directors are provided with an orientation and education program. When new directors are appointed, they receive an orientation, commensurate with their previous experience, on the Company's properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

Ethical Business Conduct

The Board has adopted a code of Ethics (the "Code") for its directors, officers and employees. The Board has the responsibility for monitoring compliance with the Code by ensuring all directors, officers, and employees receive and become familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Chair of the Audit Committee or the Chief Financial Officer.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Chair of the Audit Committee or the Chief Financial Officer.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations in all jurisdictions in which the Company conducts business; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

A copy of the Code and other corporate governance policies may be found on the Company's website.

Nomination of Directors

The Nomination and Governance Committee is largely responsible for identifying new candidates for nomination to the Board. When considering the number of directors to recommend to the shareholder for election at the annual meeting of the shareholders, the size of the Board is taken into account alongside the number of directors required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

Compensation

The Compensation Committee of the Board (the "Compensation Committee") is responsible for recommending to the Board the compensation of the directors and the CEO.

Other Board Committees

The Board has no other committees other than the Audit Committee, the Compensation Committee, and the Nomination and Governance Committee.

Majority Voting Policy

The Company has adopted a majority voting policy in director elections, which applies to any meeting of shareholders where an uncontested election of directors is held. Pursuant to this policy, any nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election will immediately tender his or her resignation to the Board. The independent directors of the Company (the "Committee") shall evaluate the best interests of the Company and its shareholders and shall recommend to the Board the action to be taken with respect to such tendered resignation, following which the Board shall consider the Committee's recommendation and make a determination. The Board shall accept the resignation absent exceptional circumstances. The above procedures shall be completed within ninety (90) days following the shareholder meeting.

In reaching its recommendation, the Committee shall consider all factors it deems relevant, including, without limitation, the effect of the exercise of cumulative voting in the election, if applicable, any stated reasons why shareholders "withheld" votes for the election from such director, the length of service and qualifications of the director whose resignation has been tendered, the director's contributions to the Company, the Company's corporate governance guidelines and whether any special interest groups conducted a campaign involving the election of directors to further the interests of such group, as opposed to the best interests of all shareholders.

In considering the Committee's recommendation, the Board will consider all of the factors considered by the Committee and such additional factors as it deems relevant.

Defined Term Limits and Board Renewal

The Company has not adopted director term limits or other mechanisms of Board renewal as their imposition would unduly limit the pool of potential directors available to the Company and risk losing directors who have been able to, over time, develop an insight in the Company and its operations.

Diversity and Representation of Women on the Board

The Nomination and Governance Committee is responsible for annually reviewing and assessing the size, composition and operation of the Board. The Board has not adopted a written policy relating to the identification and nomination of women directors. In identifying and recommending qualified candidates for the Board, the Nomination and Governance Committee may consider factors such as independence, skills, qualifications, experience, and diversity. The Nomination and Governance Committee does not specifically consider the level of representation of women on the Board when considering candidates for election or re-election, nor is there a target number or percentage of women on the Board. The Nomination and Governance Committee recommends board nominees by taking into consideration the then current Board composition and the anticipated skills required to round out the capabilities of the Board. The Company is focused on seeking the most qualified individuals with skills and experience that will be of the greatest benefit to the Company, having due regarding to the benefits of diversity and the needs of the Board, and feels a target would unduly limit its ability to do so.

Similarly, the Board does not specifically consider the level of representation of women in executive officer positions when making executive officer appointments nor does it have a target number or percentage of women as executive officers. At the present time, the Company has a very small management team reflective of its current business objectives. The Company is focused on seeking the most qualified individuals with skills and experience that will be of the greatest benefit to the Company, with gender being only one of many factors taken into consideration when evaluating individuals for senior management positions. As such, the Company does not have a target number or percentage of women executive officers, nor does it specifically consider the level of representation of women in executive officer positions when making appointments. This approach is believed to be in the best interests of the Company and its stakeholders.

As at the date of this Circular, there are no female directors (0%) and no female officers (0%).

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION COMMITTEE

The Compensation Committee is comprised of Kevin Mulhern, Michael Resendes, and Johan Wattenstrom. Each of member of the Compensation Committee is independent.

Mr. Mulhern is an entrepreneur who brings a deep background in the financial service industry. He has worked for both large and boutique wealth management firms, and in new media, big data, and web-based services. After witnessing a growing need for marketing automation, Mr. Mulhern brought together a team of like-minded technology and experienced industry experts in 2013 to launch the awardwinning AdvisorStream digital marketing platform, which automates millions of personalised communications each week for Advisors across the US, Canada, and the UK. Mr. Mulhern has a Bachelor's degree from the University of Western Ontario.

Mr. Resendes holds a designation as a Chartered Professional Accountant with CPABC and a bachelor of accounting from the British Columbia Institute of Technology. Mr. Resendes has over 20 years of experience in accounting, primarily in the automotive finance industry as a controller and assistant manager. Since September, 2017, Mr. Resendes has been the Regional Controller at the Dilwari Group of Companies

Mr. Wattenstrom has over 25 years of experience in the financial service industry. He has founded and exited two companies within the digital asset space and also founded and built several businesses within the proprietary trading, market making, financial products and brokerage spaces. He is the current CEO and co-founder of Nortide Capital AG, an investment and proprietary trading firm that is active across all asset classes, and is the COO and co-founder of Valour Inc., a technology company focused on expanding investor access to decentralised technologies. Within the traditional equity space, he has built three proprietary trading businesses, which included trading systems and development of risk systems, as well as establishing prime brokerage setup and best practice accounting and legislative frameworks. Mr. Wattenstrom has a bachelor's degree of business administration and economics with an emphasis on corporate financing and derivatives from Stockholm University.

The objectives of the Compensation Committee are to: (a) assist the Board in reviewing Board compensation; (b) assist the Board in fulfilling its oversight responsibilities (especially for accountability) in respect of the Company's compensation programs, including, executive compensation, and related matters, including assisting the Board to identify, assess and manage the implications of the risks associated with the Company's compensation policies and practices; (c) identify and discuss with the Board succession and resource planning risks facing the Company and to identify ways in which any such risks may be mitigated, including ensuring that executive compensation is adequate to attract, motivate and retain competent executive personnel; and (d) ensure that executive compensation is directly and materially related to operating performance and aligned with the short-term and long-term objectives of the Company and its shareholders.

The responsibilities of the Compensation Committee include: (a) making recommendations to the Board regarding all aspects of executive officer and director compensation and the Company's general compensation philosophy; (b) make recommendations regarding, and oversee the development and administration of, the Company's long term compensation plan; (c) overseeing the Board's evaluation of management.

NOMINATION AND GOVERNANCE COMMITTEE

The Nomination and Governance Committee is comprised of Kevin Mulhern, Michael Resendes, and Johan Wattenstrom. Each of member of the Nomination and Governance Committee is independent. Please see page 10 for information concerning of each member of the Nomination and Governance Committee.

The objectives of the Nomination and Governance Committee are (a) to assist the Board in fulfilling its oversight responsibilities in respect of the development, implementation and monitoring of the Company's corporate governance practices, (b) to assist the Board in reviewing and assessing the size and composition of the Board and Board committees and the selection of Board committee chairs; (c) planning for the Board's succession, director education and evaluation, (d) to assist the Board in establishing appropriate risk oversight functions at the Board and Board committee levels; (e) to identify individuals qualified to become Board members; and (f) to facilitate and oversee the periodic performance assessment process for the Board, the other Board committees and management.

The Nomination and Governance Committees duties and responsibilities include: (a) monitoring corporate governance issues, principles and guidelines and developing and recommending corporate governance guidelines; (b) review the composition of the Board, including its individual members, and recommend any necessary changes; (c) recommend director nominees for each annual general meeting of shareholders and, as required, to fill any vacancies in the Board or committees of the Board; (d) identifying candidates to act as directors of the Company; (e) approving director orientation processes and ongoing development and education of existing directors; establish and foster a healthy governance culture within the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation, Philosophy and Objectives

The Company does not have a formal compensation program. The Compensation Committee meets to discuss and determine management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Company's compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management's interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other junior mineral exploration companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under.

The Compensation Committee, and the Board as a whole, ensures that total compensation paid to all NEOs (as defined below), as hereinafter defined, is fair and reasonable. The Board relies on the Compensation Committee and the experience of its members as officers and directors with other junior mining companies in assessing compensation levels.

The Compensation Committee has not conducted a formal evaluation of the implications of the risks associated with the Company's compensation policies. Risk management is a consideration of the Compensation Committee when implementing its compensation policies and the Board do not believe that the Company's compensation policies result in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on the Company.

Analysis of Elements

Base salary is used to provide the NEOs a set amount of money during the year with the expectation that each NEO will perform his responsibilities to the best of his ability and in the best interests of the Company.

The Company considers the granting of incentive stock options to be a significant component of executive compensation as it allows the Company to reward each NEO's efforts to increase value for shareholders without requiring the Company to use cash from its treasury. Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter. The terms and conditions of the Company's stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Company's long-term omnibus equity incentive plan (the "Omnibus Plan").

Long Term Compensation and Option-Based Awards

The Company has no long-term incentive plans other than the Omnibus Plan. The Omnibus Plan provides flexibility to the Company to grant equity-based incentive awards in the form of the Company's options ("Options"), restricted share units ("RSUs"), preferred shared units ("PSUs") and deferred share units ("DSUs"). A summary of the key terms of the Omnibus Plan is set out as follows, capitalized terms not otherwise defined in this summary shall have the meanings ascribed to them in the Omnibus Plan:

1. the Omnibus Plan provides that the aggregate maximum number of the outstanding common shares of the Company that may be issued upon the exercise or settlement of awards granted under the Omnibus Plan shall not exceed 10% of the issued and outstanding common shares from time to time;

2. the aggregate number of common shares (a) issuable to insiders at any time (under all of the Company's security- based compensation arrangements) cannot exceed 10% of the issued and outstanding common shares and (b) issued to insiders within any one year period (under all of the Company's security-based compensation arrangements) cannot exceed 10% of the issued and outstanding common shares;

3. the Company shall not make grants of awards to non-employee directors if, after giving effect to such grants of awards, the aggregate number of common shares issuable to non-employee directors, at the time of such grant, under all of the Company's security based compensation arrangements would exceed 1% of the issued and outstanding common shares on a non-diluted basis;

4. within any one financial year of the Company, (a) the aggregate fair value on the date of grant of all options granted to any one non-employee director shall not exceed $100,000, and (b) the aggregate fair market value on the date of grant of all awards (including, for greater certainty, the fair market value of the Company's options) granted to any one non-employee director under all of the Company's security based compensation arrangements shall not exceed $150,000; provided that such limits shall not apply to awards taken in lieu of any cash retainer or meeting director fees, and a one-time initial grant to anon-employee director upon such non-employee director joining the board;

5. the Plan Administrator (as defined in the Omnibus Plan) is determined by the board, and is initially the Compensation Committee. The Omnibus Plan may in the future be administered by the board or delegated to a committee of the board. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the Omnibus Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of common shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the common shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine;

6. all directors, employees and consultants are eligible to participate in the Omnibus Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Omnibus Plan will be determined in the sole and absolute discretion of the Plan Administrator;

7. all of the awards are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Omnibus Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Omnibus Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or common shares issued pursuant to awards;

8. Awards of Options, RSUs, PSUs and DSUs may be made under the Omnibus Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Omnibus Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Omnibus Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or common shares issued pursuant to awards:

a. Options. An Option entitles a holder thereof to purchase a prescribed number of treasury common shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the five-day volume weighted average closing price (the "5-day VWAP") of the common shares on the applicable stock exchange for the five trading days immediately preceding the date of grant (for the purposes of this section, the "Market Price"). Subject to any accelerated termination as set forth in the Omnibus Plan, each Option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the Omnibus Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting a Option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the (a "Cashless Exercise") in consideration for an amount from the equal to (i) the Market Price of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Shares (the "In-the-Money Amount") by written notice to the indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the Omnibus Plan, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant such number of common shares having a fair market value equal to the In-the-Money Amount.

b. Restricted Share Units. An RSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the which entitles the holder to receive one common share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the "RSU Service Year").

The number of RSUs (including fractional RSUs) granted at any particular time under the Omnibus Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a common share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the U.S. Internal Revenue Code of 1986, to the extent applicable.

Upon settlement, holders will redeem each vested RSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable common share in respect of each vested RSU, (b) a cash payment or (c) a combination of common shares and cash. Any such cash payments made by the shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per common share as at the settlement date. Subject to the provisions of the Omnibus Plan and except as otherwise provided in an award agreement, no settlement date for any RSU shall occur, and no common share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.

c. Performance Share Units. A PSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the which entitles the holder to receive one common share (or the value thereof) for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant's service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the "PSU Service Year").

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will redeem each vested PSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable common share in respect of each vested PSU, (b) a cash payment, or (c) a combination of common shares and cash. Any such cash payments made by the to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per common share as at the settlement date. Subject to the provisions of the Omnibus Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

d. Deferred Share Units. A DSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the which entitles the holder to receive one common share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each DSU on a future date. The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board (the "Director Fees") that are to be payable in the form of DSUs. In addition, each director is given, subject to the provisions of the Omnibus Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

9. except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on common shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the market price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places;

10. in the event that an award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such award will be the date that is 10 business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact;

11. awards may not expire beyond 10 years from its date of grant, except where shareholder approval is received or where an expiry date would have fallen within a blackout period of the Company. All awards must vest and settle in accordance with the provisions of the Omnibus Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award;

12. the Omnibus Plan provides certain exercising conditions and restrictions for any unvested and vested awards due to the impact of certain events upon the participants under the Omnibus Plan, including completion of a transaction in a change of control, termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant's applicable employment agreement, award agreement or other written agreement; and

13. awards granted under the Omnibus Plan are non-assignable and non-transferable.

A copy of the Omnibus Plan is available on the Company's SEDAR+ profile at www.sedarplus.com.

Use of Financial Instruments

The Company does not have a policy that would prohibit a NEO or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. However, management is not aware of any NEO or director purchasing such an instrument.

Performance Graph

This chart represents the illustrative value of a $100 investment in BTQ Technologies Corp. at the time of the company completing its RTO transaction vs. an investment in the S&P/TSX Composite Index for the same time period.

Summary Compensation Table

In this section, a "Named Executive Officer" ("NEO") includes (i) the CEO, (ii) the CFO, (iii) each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year of December 31, 2024, and whose total compensation was more than $150,000; and (iv) any additional individuals for whom disclosure would have been required except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

The following table sets forth compensation paid to the Company's NEOs for the Company's three most recently completed financial years is as set out below:

					Non-equity incentive plan compensation ($)
Name and principal position	Year(1)	Salary ($) (a)	Share- based awards ($)(2) (b)	Option- based awards ($)(2) (c)	Annual incentive plans	Long- term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)(2)
Olivier Roussy Newton CEO	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2023	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Lonny Wong CFO	2024	84,000(4)	24,687(4)	17,674(4)	Nil	Nil	Nil	Nil	126,687(4)
	2023	59,661(4)	81,000(4)	110,575(4)	Nil	Nil	Nil	Nil	251,236(4)
	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Nicolas Roussy Newton COO	2024	166,374	Nil	56,395	Nil	Nil	Nil	Nil	222,769
	2023	162,183	Nil	196,843	Nil	Nil	Nil	Nil	359,026
	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Po-Chun Kuo Former Chief Technology Officer	2024	208,420	Nil	Nil	Nil	Nil	Nil	Nil	208,420
	2023	128,360	Nil	157,474	Nil	Nil	Nil	Nil	285,834
	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) 2024, 2023 and 2022 financial years ended December 31.

(2) Share-based awards comprise RSUs. Value represents the fair value of the entire award on the grant date which differs from the value reported in the Company's financial statements. For financial statement purposes, the accounting fair value amount is amortized over the service period to obtain the accounting compensation expense.

(3) The value ascribed to option grants represents non-cash consideration and has been estimated using the Black-Scholes option pricing model as at the date of grant as follows: February 17, 2023 - expected volatility - 216%, expected option life - 4.9 years, risk free-rate - 3.33%, dividend rate - 0%, May 18, 2023 - expected volatility - 219%, expected option life - 4.6 years, risk-free rate - 3.28%, dividend rate - 0%. The Company chose the Black-Scholes option pricing model given its prevalence of use in North America. The value represents the fair value of the entire award on the grant date which differs from the value reported in the Company's financial statements. For financial statement purposes, the accounting fair value amount is amortized over the service period to obtain the accounting compensation expense.

(4) Amount paid/awarded to Saturna Group Chartered Professional Accountants LLP where Lonny Wong is a partner.

INCENTIVE PLAN AWARDS

Outstanding Share and Option-based Awards

The Company has a formal Omnibus Plan, previously approved by the shareholders of the Company. As of December 31, 2024, the following share-based and option-based awards were outstanding for each of the NEOs:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (c)	Value of unexercised in-the-money options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Olivier Roussy Newton CEO	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Lonny Wong CFO	250,000	0.45	January 1, 2028	872,500	45,000	20,250	Nil
Nicolas Roussy Newton COO	500,000	0.40	January 1, 2028	1,770,000	Nil	Nil	Nil
Po-Chun Kuo Former Chief Technology Officer	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Based on the closing market price of $3.94 on December 31, 2024 and subtracting the exercise price of the options.

(2) These options have not been, and may never be, exercised, and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

(3) Share-based awards comprise of RSUs. Value is based on the fair value of the award on the grant date.

Incentive Plan Awards - Value Vested or Earned during the Most Recently Completed Financial Year

The following table sets forth details of the value of incentive plan awards that vested or were earned during the most recently completed financial year ended December 31, 2024:

Name	Option-based awards- Value vested during the year ($) (a)	Share-based awards - Value vested during the year ($) (b)	Non-equity incentive plan compensation - Value earned during the year ($)
Olivier Roussy Newton CEO	Nil	Nil	Nil
Lonny Wong CFO	17,674	24,687	Nil

Name	Option-based awards- Value vested during the year ($) (a)	Share-based awards - Value vested during the year ($) (b)	Non-equity incentive plan compensation - Value earned during the year ($)
Nicolas Roussy Newton COO	56,395	Nil	Nil
Po-Chun Kuo Former Chief Technology Officer	Nil	Nil	Nil

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Changes in Responsibility and Employment Contracts

There are no employment contracts between the Company and the NEOs, except as referred to under the heading "Management Contracts" below.

The Company has no plans or arrangements in respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company or from a change of control of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company does not pay cash fees to any of its directors. The Company compensates its directors through option grants. NEOs do not receive additional compensation for serving as directors.

Director Compensation Table

The following table provides information regarding compensation paid to the non-NEO directors of the Company for the most recently completed financial year.

Name	Fees earned ($)	Share based awards ($)	Option based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Kevin Mulhern	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Johan Wattenstrom	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Resendes	Nil	Nil	5,139	Nil	Nil	Nil	5,139

Notes:

(1) The value ascribed to option grants represents non-cash consideration and has been estimated using the Black-Scholes option pricing model as at the date of grant as follows: October 22, 2024 - expected volatility - 184%, expected option life - 3 years, risk free-rate - 2.91%, dividend rate - 0%. The Company chose the Black-Scholes option pricing model given its prevalence of use in North America. The value represents the fair value of the entire award on the grant date which differs from the value reported in the Company's financial statements. For financial statement purposes, the accounting fair value amount is amortized over the service period to obtain the accounting compensation expense.

Outstanding Share and Option-based Awards

The Company has a formal Omnibus Plan, previously approved by the shareholders of the Company. As of December 31, 2024, the following share-based and option-based awards were outstanding stock options for each of the non-NEO directors of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (c)	Value of unexercised in-the-money options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Kevin Mulhern	300,000	0.40	February 17, 2026	1,062,000	Nil	Nil	Nil
Johan Wattenstrom	300,000	0.40	February 17, 2026	1,062,000	Nil	Nil	Nil
Michael Resendes	50,000	0.42	October 22, 2027	244,800	Nil	Nil	Nil
	20,000	0.50	March 5, 2025

Notes:

(1) Based on the closing market price of $3.94 on December 31, 2024 and subtracting the exercise price of the options.

(2) These options have not been, and may never be, exercised, and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

Incentive Plan Awards Options - Value Vested or Earned during the Most Recently Completed Financial Year

The following table sets forth details of the value of incentive plan awards that vested or were earned during the most recently completed financial year ended December 31, 2024 for each of the non-NEO directors of the Company:

Name	Option-based awards- Value vested during the year ($) (a)	Share-based awards - Value vested during the year ($) (b)	Non-equity incentive plan compensation - Value earned during the year ($)
Kevin Mulhern	Nil	Nil	Nil
Johan Wattenstrom	Nil	Nil	Nil
Michael Resendes	5,139	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

For the financial year ended December 31, 2024, the only equity compensation plan which the Company had in place was the Omnibus Plan which was previously approved by the Board and the shareholders of the Company. The Omnibus Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Omnibus Plan is administered by the Board. The Omnibus Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Omnibus Plan provides that the number of common shares issuable under the Omnibus Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding common shares. All options expire on a date not later than five years after the date of grant of such option.

The following table sets out equity compensation plan information as of December 31, 2024:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders -	6,886,616	$0.55	6,296,752
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
TOTAL:	6,886,616	$0.55	6,296,752

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the Company's last completed financial year or as of the Record Date, was any director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries indebted to the Company or any of its subsidiaries or indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the common shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries since January 1, 2024 (being the commencement of the Company's last completed financial year), or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

APPOINTMENT OF AUDITOR

The Board proposes to appoint MNP LLP of Vancouver, British Columbia as the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of MNP LLP as the auditor of the Company to hold office until the close of the next annual general meeting of the Company. MNP LLP has been the auditor of the Company since November 12, 2024. It is proposed that the remuneration to be paid to the auditor of the Company be fixed by the Board.

As required by section 4.11(5)(c) of National Instrument 51-102 Continuous Disclosure Obligations, included with this Circular as Schedule "B" are copies of the following materials which have been filed with securities regulatory authorities in connection with the change of auditors:

1. Notice of Change of Auditor dated November 12, 2024;

2. Letter from BDO Canada LLP, Chartered Professional Accountants, dated November 12, 2024; and

3. Letter from MNP LLP dated November 12, 2024.

Management recommends and, unless otherwise directed, the persons named in the enclosed Proxy intend to vote FOR such resolution:

"UPON MOTION DULY MADE, IT WAS RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. MNP LLP is hereby appointed as the auditor of the Company until the next annual general meeting of the Company.

2. Any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to these resolutions."

ADDITIONAL INFORMATION

The audited consolidated financial statements of the Company for the year ended December 31, 2024, and the related management's discussion and analysis (the "Financial Materials") are available on SEDAR+ at www.sedarplus.ca and will be placed before the Meeting.

Shareholders may request copies of the Financial Materials without charge from the Company by email: investors@btq.com.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of this Circular.

SCHEDULE "A"

AUDIT COMMITTEE

CHARTER

I. ROLE AND OBJECTIVES

The Audit Committee is a committee of the Board of Directors (the "Board") of BTQ Technologies Corp (the "Corporation") to which the Board has delegated certain oversight responsibilities relating to the Corporation's financial statements, external auditors, risk management, compliance with legal and regulatory requirements and management information technology. In this Charter, the Corporation and all entities controlled by the Corporation are collectively referred to as "BTQ".

The objectives of the Audit Committee are to maintain oversight of:

(a) the Corporation's accounting and financial reporting processes;

(b) the audits of the Corporation's financial statements;

(c) the integrity of the Corporation's financial statements, the reporting process and itsinternal control over financial reporting;

(d) the reports, qualifications, independence and performance of the Corporation's external auditor;

(e) the Corporation's risk identification, assessment and management program;

(f) the Corporation's compliance with applicable legal and regulatory requirements;

(g) the Corporation's management of information technology related to financial reporting and financial controls; and

(h) the maintenance of open channels of communication among management of the Corporation, the external auditors and the Board.

II. MEMBERSHIP AND POLICIES

The Board, based on recommendation from the Nomination and Governance Committee, will appoint or reappoint members of the Audit Committee. Each member shall serve until his or her successor is appointed unless the member resigns, is removed or ceases to be a director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Audit Committee must be composed of not less than three (3) members of the Board, each of whom must be independent pursuant to the rules and regulations of all applicable stock exchanges and United States and Canadian securities laws and regulations.

No member of the Audit Committee may have participated in the preparation of the financial statements of the Corporation or any of its then-current subsidiaries at any time during the immediately prior three years.

Each member of the Audit Committee must be financially literate, as determined by the Board, and be able to read and understand fundamental financial statements, including the Corporation's balance sheet, income statement, and cash flow statement. Additionally, at least one member of the Audit Committee must have accounting or related financial management expertise, as determined by the Board. A person who is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K may be presumed to have accounting or related financial management expertise.

The Board, in consultation with the Nomination and Governance Committee, will appoint or reappoint the Chair of the Audit Committee from amongst its members.

The Audit Committee may at any time retain outside financial, legal or other advisors as it determines necessary to carry out its duties, at the expense of the Corporation. The Corporationshall provide for appropriate funding, as determined by the Audit Committee in its capacity as a committee of the Board, for payment of: (i) compensation to the external auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Corporation, (ii) compensation to any advisors employed by the Audit Committee, and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriatein carrying out its duties.

In discharging its duties under this Charter, the Audit Committee may investigate any matter brought to its attention and will have access to all books, records, facilities and personnel, may conduct meetings or interview any officer or employee, the Corporation's legal counsel, externalauditors and consultants, and may invite any such persons to attend any part of any meeting of the Audit Committee.

The Audit Committee has neither the duty nor the responsibility to conduct audit, accounting or legal reviews, or to ensure that the Corporation's financial statements are complete, accurate and in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"); rather, management is responsible for the financial reporting process, internal review process, and the preparation of the Corporation's financial statements in accordance with IFRS, and the Corporation's external auditor is responsible for auditing those financial statements.

III. FUNCTIONS

A. Financial Statements, the Reporting Process and Internal Controls over Financial Reporting

The Audit Committee will meet, as applicable, with management and the external auditor to review and discussannual and quarterly financial statements, management's discussion and analyses ("MD&A"), any earnings press releases, other financial disclosures and earnings guidance provided to analysts and rating agencies, and determine whether to recommend the approval of such documents to the Board.

(a) In connection with these procedures, the Audit Committee will, as applicable and without limitation establish:

i. a procedure for complaints relating to the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

ii. the confidential, anonymous submission by the Corporation's employees of concerns regarding questionable or auditing matters.

(b) In connection with these procedures, the Audit Committee will, as applicable and without limitation review and discuss with management and the external auditor:

i. the information to be included in the Corporation's financial statements and other financial disclosures which require approval by the Board including the Corporation's annual and quarterly financial statements, notes thereto, MD&A and any earnings press releases or earnings guidance provided to analysis and rating agencies, paying particular attention to any use of "pro forma", "adjusted" and "non-GAAP" information, and ensuring that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the financial statements;

ii. any significant financial reporting issues, including major issues regarding accounting principles and financial statement presentations, identified during the reporting period;

iii. any change in accounting policies, or selection or application of accounting principles, and their impact on the Corporation's financial results and disclosure;

iv. all significant estimates and judgments, significant risks and uncertainties made in connection with the preparation of the Corporation's financial statements that may have a material impact to the financial statements;

v. any significant deficiencies or material weaknesses identified by management or the external auditor, compensating or mitigating controls and the final assessment and impact of such deficiencies or material weaknesses on disclosure;

vi. any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material internal control deficiencies;

vii. significant adjustments identified by management or the external auditor and the assessment of associated internal control deficiencies, as applicable;

viii. any unresolved issues between management and the external auditor that could materially impact the financial statements and other financial disclosures;

ix. any material correspondence with regulators, government agencies, any employee or whistleblower complaints and other reports of non-compliance which raise issues regarding the Corporation's financial statements or accounting policies and significant changes in regulations which may have a material impact on the Corporation's financial statements;

x. the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures;

xi. significant matters of concern respecting audits and financial reporting processes, including any illegal acts, that have been identified in the course of the preparation or audit of the Corporation's financial statements; and

xii. any analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of financial statements including analyses of the effects of IFRS on the financial statements.

(c) In connection with the annual audit of the Corporation's financial statements, the Audit Committee will review with the external auditor:

i. prior to commencement of the annual audit, plans, scope, staffing, engagement terms and proposed fees;

ii. reports or opinions to be rendered in connection with the audit including the external auditor's review or audit findings report including alternative treatment ofsignificant financial information within IFRS that have been discussed with management and the associated impact on disclosure; and

iii. the adequacy of internal controls, any audit problems or difficulties, including:

a) any restrictions on the scope of the external auditor's activities or on access to requested information;

b) any significant disagreements with management, and management's response (including discussion among management, the external auditor and, as necessary, internal and external legal counsel);

c) any litigation, claim or contingency, including tax assessments and claims, that could have a material impact on the financial position of the Corporation; and

d) the impact on current or potential future disclosures.

In connection with its review of the annual audited financial statements and quarterly financial statements, the Audit Committee will also review any significant concerns raised during the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") certifications with respect to the financial statements and BTQ's disclosure controls and internal controls. In particular, the Audit Committee will review with the CEO, CFO and external auditor: (i) all significant deficiencies, material weaknesses or significant changes in the design or operation of BTQ'sinternal control over financial reporting that could adversely affect the Corporation's ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under applicable securities laws, within the required time periods; and (ii) any fraud, whether or not material, that involves management of BTQ or other employees who have a significant role in BTQ's internal control over financial reporting. In addition, the Audit Committee will review with the CEO and CFO, BTQ's disclosure controls and procedures and periodically will review management's conclusions about the efficacy of disclosure controls and procedures, including any significant deficiencies, material weaknesses or material non-compliance with disclosure controls and procedures.

B. The External Auditor

The Audit Committee, in its capacity as a committee of the Board, is directly responsible for overseeing the relationship, reports, qualifications, independence and performance of the external auditor and audit services by other registered public accounting firms engaged by the Corporation. The Audit Committee has responsibility to take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor. The AuditCommittee shall have the authority and responsibility to recommend the appointment and the revocation of the appointment of the external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, and to fix their remuneration.

The external auditor will report directly to the Audit Committee. The Audit Committee's appointment of the external auditor is subject to annual approval by the shareholders.

With respect to the external auditor, the Audit Committee is responsible for:

(a) the appointment, termination, compensation, retention and oversight of the work of the external auditor engaged by the Corporation for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, including the review and approval of the terms of the external auditor's engagement letter and the proposed fees;

(b) resolution of disagreements or disputes between management and the external auditor regarding financial reporting for audit, review or attestation services;

(c) pre-approval of all audit services and legally permissible non-audit services to be provided by the external auditors considering the potential impact of such services on the independence ofexternal auditors and, subject to any de minimis exemption available under applicable laws. Such approval of non-audit services can be given either specifically or pursuant to pre-approval policies and procedures adopted by the committee including the delegation of this ability to oneor more members of the Audit Committee to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to any such delegation may not delegate Audit Committee responsibilities to management of the Corporation, and must be reported to the full Audit Committee at the first scheduled meeting of the Audit Committee following such pre- approval;

(d) obtaining and reviewing, at least annually, a written report by the external auditor describing the external auditor's internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or byany inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues and all relationships between the external auditors and the Corporation;

(e) obtaining a formal written statement delineating all relationships between the auditor andthe Corporation, consistent with The Public Company Accounting Oversight Board Rule 3526, and discussing any disclosed relationships or services with the auditor and how they may impact the objectivity and independence of the auditor;

(f) review of the external auditor which assesses three key factors of audit quality for the Audit Committee to consider and assess including: independence, objectivity and professional skepticism; quality of the engagement team; and quality of communications and interactions with the external auditor. A written comprehensive review of the externalauditor to be considered if required each year and completed at least every five (5) years which will include an:

i. assessment of quality of services and sufficiency of resources provided by the external auditor;

ii. assessment of auditor independence, objectivity and professional skepticism, including the review and evaluation of the lead partner of the external auditor;

iii. assessment of value of services provided by the external auditor;

iv. assessment of written input from external auditor summarizing:

a) background of firm, size, resources, geographical coverage, relevant industry experience, including reputational challenges, systemic audit quality issues identified by Canadian Public Accountability Board ("CPAB") and Public Company Accounting Oversight Board ("PCAOB") in public reports;

b) industry experience of the audit team and plans for training and development of the team;

c) how the external auditor demonstrated objectivity and professional skepticism during the audit;

d) how the firm and team met all criteria for independence including identification of all relationships that the external auditor has with the Corporation and its affiliates and steps taken to address possible institutional threats;

e) involvement of engagement quality reviewer ("EQR") partner and significant concerns raised by the EQR partner;

f) matters raised to national office or specialists during the review;

g) significant disagreements between management and the external auditors and steps taken to resolve such disagreements;

h) satisfaction with communication and cooperation with management and the Audit Committee; and

i) findings and firm responses to reviews of the Corporation by CPAB and PCAOB;

v. communication of the results of the comprehensive review of the external auditor to the Board and recommending that the Board take appropriate action, in response to the review, as required. It is understood that the Audit Committee may recommend tendering the external auditor engagement at their discretion. In addition to rotation of the EQR partner as required by law, the Audit Committee, together with the Board, will also consider whether it is necessary to periodically rotate the external audit firm itself. It will be at the discretion of the Audit Committee if the incumbent external auditor is invited to participate in the tendering process; and

vi. setting clear hiring policies for the Corporation regarding partners and employees and former partners and employees of the present and former external auditor of the Corporation. Before any such partner or employee is offered employment by the Corporation, prior approval from the Chair of the Audit Committee must be received and a one year grace period must pass from the date any work was last completed on an audit engagement before an external auditor employee can be considered for contract or employment by the Corporation.

C. Risk Management

The Audit Committee, in its capacity as a committee of the Board, is directly responsible for overseeing the risk identification, assessment and management program of the Corporation by discussing guidelines and policies to govern the process by which risk is identified, assessed and managed. Periodically, in conjunction with senior management, internal counsel and, as necessary, external counsel the Corporation's external auditors and other advisers, as it deems necessary, the Audit Committee will review the following:

(a) the Corporation's method of reviewing significant risks inherent in BTQ's business, assets, facilities, and strategic directions, including the Corporation's risk management and evaluation process;

(b) discuss guidelines and policies with respect to risk assessment and risk management, including the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures. The Audit Committee is not required to be the sole body responsible for risk assessment and management, but, as stated above, the committee must discuss guidelines and policies to govern the process by which risk assessment and management is undertaken.

(c) the major financial risk exposures and steps management has taken to monitor and manage such exposures;

(d) the Corporation's annual insurance report including its risk retention philosophy and resulting uninsured exposure, if any, including corporate liability protection programs for directors and officers;

(e) the Corporation's loss prevention policies, risk management programs, disaster response and recovery programs in the context of operational considerations; and

(f) other risk management matters from time to time as the Audit Committee may consider appropriate or the Board may specifically direct.

D. Additional Duties and Responsibilities

The Audit Committee will also:

(a) meet separately, and periodically, with management, the external auditor and, as is appropriate, internal and external legal counsel and independent advisors in respect of issues not elsewhere listed concerning any other audit, finance or risk matter;

(b) review the appointment of the CFO and any other key financial executives who are involved in the financial reporting process;

(c) review the Corporation's information technology practices as they relate to financial reporting;

(d) periodically review Directors' and Officers' Liability Insurance Coverage;

(e) from time to time, discuss staffing levels and competencies of the finance team with the external auditor;

(f) review incidents, alleged or otherwise, as reported by whistleblowers, management, the external auditor, internal or external counsel or otherwise, of fraud, illegal acts or conflicts of interest and establish procedures for receipt, treatment and retention of records of incident investigations;

(g) facilitate information sharing with other committees of the Board as required to address matters of mutual interest or concern in respect of the Corporation's financial reporting;

(h) assist Board oversight in respect of issues not elsewhere listed concerning the integrity of the Corporation's financial statements, the Corporation's compliance with legal and regulatory requirements, the independent auditor's qualifications and independence, and the performance of the external auditors;

(i) have the authority and responsibility to recommend the appointment and the revocation of the appointment of registered public accounting firms (in addition to the external auditors) engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, and to fix their remuneration.

In addition, the Audit Committee will perform such other functions as are assigned by law and on the instructions of the Board.

IV. MEETINGS

Notice of each meeting of the Audit Committee will be given to each member and, if applicable, to the external auditors. The notice will:

(a) be in writing (which may be communicated by fax or email);

(b) be accompanied by an agenda that states the nature of the business to be transacted at the meeting in reasonable detail;

(c) include copies of documentation to be considered at the meeting and reasonably sufficient time to review documentation; and

(d) be given at least 48 hours preceding the time stipulated for the meeting, unless notice is waived by the Audit Committee members.

A quorum for a meeting of the Audit Committee is a majority of the members present in person, by video conference, webcast or telephone.

If the Chair is not present at a meeting of the Audit Committee, a Chair will be selected from among the members present. The Chair will not have a second or deciding vote in the event of an equality of votes.

At each meeting, the Audit Committee will meet "in-camera", without management or external auditors present, and will periodically, and at least annually, meet in separate sessions with the lead partner of the external auditor at least annually.

The Audit Committee may invite others to attend any part of any meeting of the Audit Committee as it deems appropriate. This includes other directors, members of management, any employee, the Corporation's internal or external legal counsel, external auditors, advisors and consultants.

Minutes will be kept of all meetings of the Audit Committee. The minutes will include copies of all resolutions passed at each meeting, will be maintained with the Corporation's records, and will be available for review by members of the Audit Committee, the Board, and the external auditor.

V. OTHER MATTERS

A. Review of Charter

The Audit Committee shall review and reassess the adequacy of this Charter annually, and propose recommended changes to the Nomination and Governance Committee.

B. Reporting

The Audit Committee shall report to the Board activities and recommendations of each Audit Committee meeting and review with the Board any issues that arise with respect to the quality or integrity of the Corporation's financial statements, the Corporation's compliance with legal or regulatory requirements, the performance and independence of the Corporation's external auditors, management information technology with respect to financial reporting matters, risk management and communication between the parties identified above.

C. Evaluation

The Audit Committee's performance shall be evaluated periodically by the Nomination and Governance Committee and the Board as part of the Board assessment process established by the Nomination and Governance Committee and the Board.

This Charter was last approved by the Board of Directors on January 24, 2025.

SCHEDULE "B"

NOTICE OF CHANGE OF AUDITOR

TO: British Columbia Securities Commission

 Alberta Securities Commission

 Ontario Securities Commission

AND TO: BDO Canada LLP ("BDO")

 MNP LLP ("MNP")

RE:Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51‐ 102 ‐ Continuous Disclosure Obligations ("NI 51‐102")

Notice is hereby given of a change of the auditor of BTQ Technologies Corp. (the "Company") pursuant to section 4.11 of NI 51‐102 as follows:

1. The Company has accepted the resignation of its auditor, BDO, effective October 21, 2024.

2. MNP has been appointed as auditor of the Company effective November 12, 2024, to hold office until the next annual general meeting of the Company.

3. The determination to accept the resignation of BDO and the determination to appoint MNP, in each case as the Company's auditor, were considered and approved by both the Company's board of directors and its Audit Committee.

4. BDO did not express a modified opinion for its report on the financial statements of the Company for: (a) the most recently completed fiscal year preceding the date of this Notice; or (b) any period subsequent to the most recently completed fiscal year end ending on December 31, 2023.

4. No "reportable events" (as defined in section 4.11(1) of NI 51 ‐ 102) have occurred.

DATED the 12th day of November, 2024.

BTQ Technologies Corp.

/s/ Olivier Roussy Newton

Per: Olivier Roussy Newton, CEO

LETTER FROM BDO CANADA LLP

Tel: (604) 688-5421 Fax: (604) 688-5132 www.bdo.ca	BDO Canada LLP 1100 Royal Centre 1055 West Georgia Street, P.O. Box 11101 Vancouver, British Columbia V6E 3P3

November 12, 2024

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Re: BTQ Technologies Corp. (the "Company")

As required under section 4.11 of National Instrument 51-102, we have read the Company's Change of Auditor Notice dated November 12, 2024 ("the Notice").

We confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours very truly,

/s/ "BDO CANADA LLP"

Chartered Professional Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

LETTER FROM MNP LLP

November 12, 2024

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/ Madams:

Re: BTQ Technologies Corp. (the "Company")

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of the Company dated November 12, 2024 ("the Notice") and, based on our knowledge of such information at this time, we agree with the statements made in the Notice pertaining to our firm. We advise that we have no basis to agree or disagree with the comments in the Notice relating to BDO Canada LLP.

Yours truly,

Chartered Professional Accountants

Licensed Public Accountants

SCHEDULE "C"

BOARD MANDATE

I. GENERAL

The Board of Directors (the "Board") has the responsibility to supervise the management of the business and affairs of BTQ Technologies Corp. (the "Corporation") and all entities controlled by the Corporation other than those controlled entities that have securities listed on a securities exchange and are subject to their own corporate governance standards and policies, (collectively, "BTQ") in the best interests of the holders of Corporation's shares (the "Shareholders"). A fundamental objective of the Board is to enhance and preserve long-term value to the Corporation, to confirm that BTQ meets its obligations on an ongoing basis and to confirm that BTQ operates in a reliable and safe manner. In performing its functions, the Board will, when required by law, consider the legitimate interests of its other stakeholders (such as employees, service providers and communities).

The Board has responsibility for managing its own affairs and the stewardship of BTQ, including constituting committees of the Board and determining director compensation. The Board will oversee the systems of corporate governance and financial reporting and controls to satisfy itself that the Corporation reports adequate and fair financial information to Shareholders and engages in ethical and legal conduct. The Board will appoint the officers of the Corporation by resolution.

II. BOARD CHAIR

The Board may appoint a chair (the "Board Chair"), who, if possible and if in the best interests of BTQ, will be a person other than an officer or employee of the Corporation. The Board Chair reports to the Board and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities, and works with the Chief Executive Officer (the "CEO") to ensure that the Corporation fulfills its responsibilities to stakeholders including Shareholders, employees, partners, governments and the public.

III. STRATEGIC PLANNING

The Board has the responsibility to confirm there are long-term operational and financial goals and a strategic planning process in place for BTQ and to participate with management in developing and approving the strategy by which it proposes to achieve these goals.

IV. RISK MANAGEMENT

The Board has the responsibility to understand the primary risks of the business in which BTQ is engaged and verify that BTQ achieves a proper balance between risks incurred and the potential return to the Corporation and its Shareholders. The Board must also confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of BTQ. The Board will:

(a) confirm that a management system is in place to identify the principal risks to BTQ and its business and that appropriate procedures are in place to monitor and mitigate those risks;

(b) confirm that management processes are in place to address and comply with applicable regulatory, corporate, securities and other compliance matters; and

(c) review insurance coverage periodically.

V. FINANCIAL REPORTING AND MANAGEMENT

The Board will, with the assistance of reports and/or recommendations of the Audit Committee:

(a) approve financial statements and review and oversee compliance with applicable audit, accounting and financial reporting requirements;

(b) approve operating and capital budgets;

(c) approve cash management plans and strategies and all activities relating to cash accounts and cash investment portfolios, including the establishment and maintenance of bank, investment and brokerage accounts;

(d) confirm that the Audit Committee has established a system for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

(e) approve significant changes in accounting practices or policies.

VI. CORPORATE GOVERNANCE

The Board as a whole is responsible for overseeing and developing the Corporation's approach to corporate governance.

The Board will:

(a) review and approve changes to the Corporation's Corporate Governance Guidelines, which guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials;

(b) establish from time-to-time committees so as to assist it in discharging its responsibilities and functions more effectively and so as to comply with all applicable rules and regulations relating to the Corporation, and approve and periodically review their respective charters and limits of authority delegated to each committee;

(c) if it deems desirable, develop, approve and periodically review written position descriptions for the Board Chair, the CEO and the chair of each committee of the Board, and measure the performance of those acting in such capacities against such position descriptions; and

(d) oversee, either directly or though an appropriate committee, the review of the effectiveness of the Board, its committees and individual directors on a periodic basis.

VII. CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a Code of Ethics that governs the behaviour of directors, officers and employees working for the Corporation. The Board must approve any amendments and waivers and ensure disclosure of any amendments and waivers as required by applicable law or regulation.